Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

January 23, 2023

The following changes were made in this Amendment:

Changes to Principals

Shannon Lilly – Removed as Head of a Business Unit, Division or Function

Brian Moynihan –Added Director to existing Chief Executive Officer Title

Changes to Question 13B

EUROCLEAR BANK SA – Added to Custody, Clear, or Settle section

CITIBANK, N.A. BRAZILIAN BRANCH – Removed from Custody, Clear, or Settle section

EUROCLEAR UK & IRELAND LTD – Removed from Custody, Clear, or Settle section

HSBC BANK (CHINA) COMPANY LIMITED – Removed from Custody, Clear, or Settle section